UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000- 56198

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form NSAR

For the period ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Vivic Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office:	187 E. Warm Spring Road
Las Vegas, Nevada 89119

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vivic Corp. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2023, because its accounting personnel were unable to complete the preparation and review procedures with respect to the financial statements required to be included therein without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Shang-Chiai Kung	702	899-0818
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 12, 2023, the Company acting through its subsidiary, Vivic Hong Kong, sold Weiguan Ship Tech Co. Ltd. and its subsidiaries to Yun-Kuang Kun. As a consequence of the sale, the operations of Weiguan Ship Tech Co. Ltd. and its subsidiaries were classified as “Assets classified as held for sale” in the Company’s balance sheet as of June 30, 2023, and the results of their operations were classified as “discontinued operations” on the Company’s statement of operations and comprehensive loss as of June 30, 2023. This reclassification resulted in a significant reduction in the Company’s assets, revenues and gross profits as of June 30, 2023, and in all prior period included in its financial statements to be included in its Report on Form 10-Q.

Vivic Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2023

VIVIC CORP.

By:	/s/ Shang-Chiai Kung
Shang-Chiai Kung
Chief Executive Officer